SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13E-4/A
                                (Amendment No. 1)
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                       Coca-Cola Bottling Co. Consolidated
                  (Name of issuer and person filing statement)

                          Common Stock, $1.00 Par Value
                         (Title of class of securities)

                                   191098 10 2
                      (CUSIP number of class of securities)

                             J. Frank Harrison, III
                     Chairman of the Board of Directors and
                             Chief Executive Officer
                       Coca-Cola Bottling Co. Consolidated
                                1900 Rexford Road
                         Charlotte, North Carolina 28211
                                 (704) 551-4400
            (Name, address and telephone number of person authorized
             to receive notices and communications on behalf of the
                            person filing statement)

                                    Copy to:

                             J. Norfleet Pruden, III
                   Kennedy Covington Lobdell & Hickman, L.L.P.
                          NationsBank Corporate Center
                       100 North Tryon Street, Suite 4200
                      Charlotte, North Carolina 28202-4006
                                 (704) 331-7400


                                November 14, 1996
     (Date tender offer first published, sent or given to security holders)


                            Calculation of Filing Fee
Transaction Valuation*                          Amount of Filing Fee
   $23,750,000                                         $4,750

* Assumes the purchase of 500,000 Shares at the maximum tender offer price per Share of $47.50.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $4,750            Filing party:  Coca-Cola Bottling Co.
                                             Consolidated
Form or registration no.: Schedule 13E-4  Date filed:  November 14, 1996




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         This  Amendment  No. 1 amends and  supplements  the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") originally filed on November 14, 1996 by Coca-Cola Bottling Co. Consolidated, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase up to 500,000 shares of common stock, $1.00 par value ("Common Stock"), of the Company at prices, net to the seller in cash, not greater than $47.50 nor less than $42.50 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were previously filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 8.  ADDITIONAL INFORMATION.

Item 8(e) is hereby supplemented and amended as follows:

         On December 16, 1996, the Company issued a press release (the "Press Release") announcing that, based on the preliminary results of the Offer, the Company expects to purchase approximately 508,426 shares of Common Stock (6.4% of all shares of Common Stock outstanding prior to commencement of the Offer) at a price of $46.00 per share. As permitted by the terms of the Offer, the Company will increase the number of shares to be purchased by approximately 8,426 shares. This increase will enable the Company to purchase all shares tendered at $46.00 per share or less without proration. Shares tendered at prices greater than $46.00 per share (approximately 471,774 shares) will not be purchased. The determination of the actual number of shares to be purchased and the final purchase price is subject to final confirmation of the proper delivery of all shares tendered and not withdrawn. The Press Release is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and restated as follows:

         (a)(1) Form of Offer to Purchase dated November 14, 1996 (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
         (a)(2) Form of Letter of Transmittal (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on
                  Schedule  13E-4  filed with the  Commission  on  November  14,
                  1996).
         (a)(3) Form of Notice of Guaranteed Delivery (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on
                  Schedule  13E-4  filed with the  Commission  on  November  14,
                  1996).
         (a)(4) Form of Letter dated November 14, 1996 from the Company to brokers, dealers, commercial banks, trust companies and other nominees (incorporated herein by


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                  reference  to  the  exhibit  designated  by  the  same  number contained in the Company's  Issuer  Tender Offer  Statement on
                  Schedule  13E-4  filed with the  Commission  on  November  14,
                  1996).
         (a)(5) Form of Letter dated November 14, 1996 to clients for use by brokers, dealers, commercial banks, trust companies and other nominees (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
         (a)(6) Form of Letter dated November 14, 1996 to shareholders from the Vice Chairman of the Board of Directors and Chief
                  Executive   Officer  of  and  the  Vice  President  and  Chief
                  Financial  Officer  of the  Company  (incorporated  herein  by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on
                  Schedule  13E-4  filed with the  Commission  on  November  14,
                  1996).
         (a)(7)   Form of Press Release issued by the Company dated November 14,
                  1996   (incorporated   herein  by  reference  to  the  exhibit
                  designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
         (a)(8)   Form  of  Summary   Advertisement   dated  November  14,  1996
                  (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
         (a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
         (a)(10) Form of press release issued by the Company dated December 16, 1996 (filed herewith).
         (b) Amended and Restated Credit Agreement, dated as of December 21, 1995, among the Company, NationsBank, N.A., Bank of America National Trust and Savings Association and the other banks named therein (incorporated herein by reference to
                  Exhibit 4.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
         (c)(1) Stock Rights and Restrictions Agreement, dated as of January 27, 1989, by and between the Company and The Coca-Cola Company (incorporated herein by reference to Exhibit 28.01 to the Company's Current Report on Form 8-K dated as of January 27,
                  1989).
         (c)(2) Shareholders' Agreement, dated as of December 17, 1988, by and among The Coca-Cola Company, J. Frank Harrison, Jr., J. Frank Harrison, III and the other parties thereto (incorporated herein by reference to the exhibit designated by the same
                  number   contained  in  the  Company's   Issuer  Tender  Offer
                  Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
         (d)      Not applicable.


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         (e)      Not applicable.
         (f)      Not applicable.
         (g)(1) "Item 8. Financial Statements and Supplementary Data" in Part II of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
         (g)(2) "Item 1. Financial Statements" in Part I of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 1996 (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 COCA-COLA BOTTLING CO. CONSOLIDATED


                                 By:    /s/ David V. Singer
                                      David V. Singer
                                      Vice President and Chief Financial Officer

Dated:  December 16, 1996






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                                INDEX TO EXHIBITS

ITEM                                DESCRIPTION

(a)(1) Form of Offer to Purchase dated November 14, 1996 (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
(a)(2) Form of Letter of Transmittal (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on
                  Schedule  13E-4  filed with the  Commission  on  November  14,
                  1996).
(a)(3) Form of Notice of Guaranteed Delivery (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on
                  Schedule  13E-4  filed with the  Commission  on  November  14,
                  1996).
(a)(4) Form of Letter dated November 14, 1996 from the Company to brokers, dealers, commercial banks, trust companies and other nominees (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
(a)(5) Form of Letter dated November 14, 1996 to clients for use by brokers, dealers, commercial banks, trust companies and other nominees (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
(a)(6) Form of Letter dated November 14, 1996 to shareholders from the Vice Chairman of the Board of Directors and Chief Executive Officer of and the Vice President and Chief Financial Officer of the Company (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on
                  Schedule 13E-4 filed with the Commission on November 14,
                  1996).
(a)(7) Form of Press Release issued by the Company dated November 14, 1996 (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
(a)(8) Form of Summary Advertisement dated November 14, 1996 (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
(a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).



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(a)(10)           Form of Press Release issued by the Company dated December 16,
                  1996 (filed herewith).
(b) Amended and Restated Credit Agreement, dated as of December 21, 1995, among the Company, NationsBank, N.A., Bank of America National Trust and Savings Association and the other banks named therein (incorporated herein by reference to
                  Exhibit 4.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
(c)(1) Stock Rights and Restrictions Agreement, dated as of January 27, 1989, by and between the Company and The Coca-Cola Company (incorporated herein by reference to Exhibit 28.01 to the Company's Current Report on Form 8-K dated as of January 27,
                  1989).
(c)(2) Shareholders' Agreement, dated as of December 17, 1988, by and among The Coca-Cola Company, J. Frank Harrison, Jr., J. Frank Harrison, III and the other parties thereto (incorporated herein by reference to the exhibit designated by the same
                  number   contained  in  the  Company's   Issuer  Tender  Offer
                  Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
(d)               Not applicable.
(e)               Not applicable.
(f)               Not applicable.
(g)(1) "Item 8. Financial Statements and Supplementary Data" in Part II of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).
(g)(2) "Item 1. Financial Statements" in Part I of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 1996 (incorporated herein by reference to the exhibit designated by the same number contained in the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission on November 14, 1996).






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                                                               Exhibit (a)(10)

            COCA-COLA BOTTLING CO. CONSOLIDATED ANNOUNCES PRELIMINARY
                      RESULTS OF DUTCH AUCTION SELF-TENDER

                                  PRESS RELEASE

Charlotte, NC, December 16, 1996 -- Coca-Cola Bottling Co. Consolidated announced today that based on a preliminary count by the depositary for its "Dutch Auction" self-tender offer, the Company expects to purchase approximately 508,426 shares of its Common Stock (6.4% of all shares of Common Stock outstanding prior to commencement of the tender offer) from its stockholders at a price of $46.00 per share in accordance with the terms of the tender offer. The tender offer expired at 5:00 P.M., Eastern time, on Friday, December 13, 1996.

Pursuant to the terms of the tender offer, which commenced on November 14, 1996, the Company offered to purchase for cash up to 500,000 shares of Common Stock at a purchase price not greater than $47.50 nor less than $42.50 per share, net to the seller in cash. As permitted by the terms of the offer, the Company will increase the number of shares to be purchased by approximately 8,426 shares. This increase will enable the Company to purchase all shares tendered at $46.00 per share or less without proration. Shares tendered at prices greater than $46.00 per share (approximately 471,774 shares) will not be purchased.

The determination of the actual number of shares to be purchased and the final purchase price is subject to final confirmation of the proper delivery of all shares tendered and not withdrawn. Payment for the shares properly tendered and accepted for purchase will be made as soon as practicable. All shares tendered and not purchased will be returned promptly to the shareholders.

Prior to the purchase of shares pursuant to the tender offer, the Company had 7,974,559 shares of Common Stock and 1,319,862 shares of Class B Common Stock outstanding. Following the purchase of the shares pursuant to the tender offer, the Company will have approximately 7,466,133 shares of Common Stock and 1,319,862 shares of Class B Common Stock outstanding.

Coca-Cola Bottling Co. Consolidated, headquartered in Charlotte, NC, is the second-largest Coca-Cola bottler in the United States with annual revenues of more than $760 million. The Company operates in 12 southeastern states and has approximately 5,000 employees.

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